VIA U.S. MAIL AND EDGAR
September 10, 2009
Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Ardea Biosciences, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
File No. 001-33734
DEF14A
Filed April 16, 2009
File No. 001-33734
Dear Mr. Riedler:
On behalf of Ardea Biosciences, Inc. (the “Company”), I confirm receipt on August 26, 2009 of your comment letter dated August 26, 2009, regarding the Company’s Form 10-K for the year ended December 31, 2008 and DEF14 filed April 16, 2009, each as described above. Set forth below is our response to your comment letter. To assist in your review, we have retyped below the text of the Staff’s comment in italics.
DEF14A
Compensation Discussion and Analysis, page 21
Elements of Executive Compensation, page 22
Annual Performance-Based Bonus, pages 23-24
Comment: 1. In the discussion of your annual performance-based bonus program, you disclose that the annual incentive award for each of Mr. Beck, Ms. Manhard and Mr. Krueger were based 75% on achieving the pre-established corporate goal and 25% on achievement of pre-established individual goals. We further note that you disclose that, for each of the above individuals, the award actually earned reflects the achievement of individual goals and varies according to individual performance. Please provide us with proposed sample disclosure for inclusion in your next proxy statement which identifies the 2009 individual performance goals for each of the above named executive officers and confirm that you will revise your disclosure in your next proxy statement to also discuss, for each named executive officer, the extent to which individual and corporate goals were achieved and how the achievement was used to determine individual bonuses.

4939 Directors Place, San Diego, CA 92121
Tel (858)652-6500 Fax (858) 625-0745	www.ardeabio.com

Response:
Below is proposed sample disclosure for inclusion in the Company’s next proxy statement which identifies the 2009 individual performance goals for each of the Company’s named executive officers, other than our Chief Executive Officer, Barry C. Quart, Pharm.D., whose annual performance bonus is determined entirely with respect to corporate goals to reflect his overall responsibility and oversight of company-wide functions.
“Each executive’s individual performance goals are determined by the Compensation Committee and Dr. Quart. The goals relate specifically to each individual’s job function and generally encompass for each individual the following:

Named Executive Officer		Goal Description

John W. Beck	•	Achieve operating expense and cash management target levels
Sr. Vice President, Finance & Operations, Chief Financial Officer	•	Improve and maintain accounting and forecasting systems, SEC compliance standards, risk management and media relations
	•	Maintain effective management, development and leadership of staff

Christopher W. Krueger	•	Identify, execute and manage collaborative and strategic relationships
Sr. Vice President, Chief Business Officer	•	Manage legal matters and business development projects and related budgets
	•	Maintain effective management, development and leadership of staff

Kimberly J. Manhard	•	Achieve clinical development and regulatory goals and milestones
Sr. Vice President, Regulatory Affairs & Development Operations	•	Manage clinical development projects, maintain regulatory applications and communications and related budgets
	•	Manage and maintain compliance for manufacturing, laboratory and clinical functions
	•	Maintain effective management, development and leadership of staff

In determining actual performance, the Compensation Committee does not place specific weightings on the goals noted above, but performs, with input from Dr. Quart, a holistic and subjective assessment of each individual executive officer’s performance against these goals, taking into account the relative importance to the Company of each goal. As with the achievement of corporate goals, the percentage of individual goals achieved can range in value between 0% and 150%. To the extent individuals meets their individual goals, the value would be 100%. As performance falls short of or exceeds the goals, values will fall below or above 100%, subject to the 150% maximum. An individual must meet at least 50% of his or her individual performance goals in order to receive any portion of the bonus award attributable to individual performance goals. The Compensation Committee believes that the objectives underlying the individual goals for each named executive officer are significant and meaningful to the Company’s performance and value and, therefore, are reasonably difficult to attain.
After making the determinations described above, individual bonuses under the 2009 Bonus Plan are then calculated as follows:
Bonus = X+Y, where
X = (Base Salary x % Target x % of corporate goals achieved x 75%)
Y = (Base Salary x % Target x % of individual goals achieved x 25%).”
The Company respectfully confirms that it will revise the disclosure in its next proxy statement to also discuss, for each named executive officer, the extent to which individual and corporate goals were achieved and how the achievement was used to determine individual bonuses.
* * * * *
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (858) 652-6523 with any questions or further comments you may have regarding this letter.
Respectfully submitted,

/s/ JOHN W. BECK
John W. Beck
Senior Vice President, Finance & Operations
Chief Financial Officer

Cc:	Barry C. Quart, Pharm.D. President & Chief Executive Officer Steve Rappatoni - Partner, Stonefield Josephson, Inc.

4939 Directors Place, San Diego, CA 92121
Tel (858)652-6500 Fax (858) 625-0745	www.ardeabio.com